Advancing Eco Agriculture (AEA)

Dear investors,

Hi **Friends,**

<u>**Our first community raise**</u> through Wefunder has officially closed. Thanks to all of you, our wonderful regenerative community, we have raised a collective **$2,568,121 from 600 individual investors.**

Thank you.

Reflecting on the last year, this phase felt like a building **period** culminating in the opportunity to **engage** this community. To name **a** few of the things we accomplished, we:

- Opened our <u>**new manufacturing facility in Aurora, Colorado**</u> exponentially increasing our manufacturing capacity;

- Invested in leadership and personnel, including:
  > <u>**Chief Science Officer, Dr. Laura Kavanaugh;**</u>
  > Chief Finance Officer, Mike Gedeon;
  > Chief Sales & Marketing Officer, Lissy Matthews;
  > Sales Director, J Park Brannen;
  > And 21 additional personnel spanning across the company.

- Revolutionized the Research and Development (R&D) Department to support further progress of product development;

- Began scaling our solutions globally with several international opportunities in South America and Eastern Europe in alignment with our mission to impact Agriculture around the world;

- Investment in <u>**cutting-edge on-farm testing technology**</u> through Croptix;

- Produced an unprecedented amount of content for the top ranking **Regenerative Agriculture Podcast;**

- Established our Farm Services team, formalizing regions, and roles and responsibilities;

- Launched the **Integrity Grown™ verification standard;**

- Critically examined what was working and what was not working at a leadership level.

This last year has been foundational and the momentum we've created has carried us well into 2024. The energy and enthusiasm on all fronts of the organization are palpable with several new products launching in the next two weeks, the R&D team firing on all cylinders with the successful advent of our 2024 field trials, and our regional Farm Services teams once again able to be in the field partnering with growers and helping them to succeed.

We are grateful for each and every one of you that has joined our team through this community raise. We intend to stay in close contact with you all throughout the year with quarterly newsletter updates and unique communication around successes and opportunities we face in the coming year.

In the meantime, please feel free to reach out to investors@advancingecoag.com should you have questions or need assistance.

To a better world,

John Kempf

We need your help!

"We have lived our lives by the assumption that what was good for us would be good for the world. We have been wrong. We must change our lives so that it will be possible to live by the contrary assumption, that what is good for the world will be good for us. And that requires that we make the effort to know the world and learn what is good for it." – Wendell Berry, The Long-Legged House

This community raise has always been first and foremost about regeneration. I believe that as a regenerative organization, we must do the work of regenerating relationships – along every stage of the supply chain from the grower to the end consumer. We must move past the temptation of extractive relationships and instead become synergistic, collaborative and symbiotic.

So what can you do for AEA? Please continue to grow, to learn, to lean into regeneration at every opportunity and in every relationship. Please continue to support organizations at every level of the supply chain supporting the work of regeneration and educating others on the importance of the choices we all make day-in and day-out in impacting the world we know is possible.

In addition, if you see an opportunity where you believe AEA can add value to growers and other participants in the food supply web, please reach out and introduce us. We can have greater reach and impact together.

Sincerely,

How did we do this year?



REPORT CARD

A-

☺ The Good	⊗ The Bad
Launched new state-of-the-art manufacturing facility in Aurora, Colorado, to enable future growth.	Challenging year financially for farmers resulted in flat product sales and reduced total revenue.
Expanded reach to new farms and geographies, building off +10,000 growers and 4 million acres touched globally.	Tough macroeconomic environment created opportunity for implementation of Entrepreneurial Operating System (EOS).
Continued thought leadership in regen ag, reaching 3 million views across #1 podcast, webinars, and YouTube.	Reduced credit availability from banks offset by renewed confidence and financial support from founding shareholders.

2023 At a Glance

January 1 to December 31



$18,045,410 [3%]
Revenue



-$1,143,679 [176%]
Net Loss



$4,199,510 +23X
Short Term Debt



$1,007,476
Raised in 2023



$635,390
Cash on Hand
As of 03/31/24

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

US$18,655,429   US$18,045,410

US$1,504,081
-US$1,143,679
2022
2023

Net Margin: -6%   Gross Margin: 50%   Return on Assets: -6%   Earnings per Share: -$5.37   Revenue per Employee: $257,792

Cash to Assets: 2%   Revenue to Receivables: 979   Debt Ratio: 29%

Advancing_Eco_Agriculture_I__a_series_of_Wefunder_SPV__LLC_-_Financial_Statements_-_prepared_Sep_19__2023.pdf

Advancing_Eco_Agriculture_I_EB__a_series_of_Wefunder_SPV__LLC_-_Financial_Statements_-_prepared_Sep_19__2023.pdf

Advancing_Eco_Audit-_2022_Comparative.pdf

AEA_Financial_Statements_20231231.pdf

We ❤ Our 575 Investors

Thank You For Believing In Us

John Graczyk
Arjun Saravanan
Matt Avalon
Juaquim "Jay" Burch
Kurt Wilson
Gian Carlo Boffa
Antonello Loddo
Ramesh Naidu
Mateo Serna Maldonado
Ian Beger
Raghav Nayak
Mercile Pierce
David Madajian
Gregory Forbes
Ludvig Langéen
Gartner's Farm
Dennis Moons
Michael Plath
Mark Close
Daniel Klink
Burr Monroe
Shelby Thuruthumalil
Raman Adaikkalavan
Renke De Vries
Andrew Good
Doug Garrison
Charlie Ed Rinehart
Natalie Masters
Andrew Yoder
Debra Aurich Koomen
Adrian Würsch
Otto Seppäläinen
Kate Sarah Fileczki
Tracie Ormonde
Erika Marczak
Scott Lardner
Jason Meyerhofer
Alick Osborne
Chris Hemlock
Shemuel Israel
Shirley McAuley
Beverly Chappell
Gage Mitchell
Sebastian Tsocanos
Pradeep Birudala
Julius Strid
Jerome Marshik
Gloria S
Bardia Monavari
William M Chialese
Justin Olson
Jeremy Lewis
Mitchell Kunkler
Michael Adsit
Paul Koehl
Mohit Jindal
Stewart Milne
Ryan Lichttenegger
Martha Chancellor
Cindy Herzog
Burt Fehringer
Kristy Lewis
Nils Bertels
Laura Kavanaugh
Joel Gittens
Aaron Miller
Brian Inouye
Peter Baptista
Antonio Hipolito Martinez
Guenadi Jilevski
Kenneth Ward
Henkie Pienaar
Maranda Horn
Chris Holmer
Mangesh Mohite
Carl Wick
Peter Philip Swire

Fernando Ovalle Perez
Kyle Chalmers
Doriot Venture Club
George Simons
Sajad Zalzala
Chris Kibbe
Henri Burel
Johanna Hirota
Mike Thompson
Eric M Rogge
Mark Noland
Brendan Keane Barr
Muhammad Irfan Bin Iliyas
Mike Omeg
Alan Lehto
Brennon 'Bruno' Sagrera
Daniel Duesing
Bryson Seegmiller
Michael M.
Steven Glisson
Mike Mutto
Felix KLEIN
Mark Rado
Tracee Hummel-Tanabe
Jørgen Kloster
Jared Flagg
Brian Zweibohmer
William F Rooks
Claudia Benn
Karen McFarland
Benjamin Stephan
Ashley Colglazier
Heather Tugaw
Armin Berger
Kurt Scholler
Paula Mayers
Russel J Wenger
John Patrick
Brandon A Bless
Shannon Hickman
Joseph Miller
Benjamin K Shoesmith
Mantas Juozaitis
Joseph Francis
Michael Krout
Matt Coutts
Blair Alexander
David Soendker
Byron Burns
Ryan Lewis
Richard Faris
Pradeep Mohan
Charles Wamtsad
Kurt Holscher
Lucas Delcamp
Serge Willenegger
Dennis Billings
Kip McCauley
Jeff Sanders
Logan Halderman
Steven Nice
Rick Clark
Heather & Jonathan Hostetler
Debaro Huyler
Sunil Kurup
Corey Pudhorodsky
Scott Paffenroth
Joshua Landis
Dominic Valdez
Blaze Elation
James Watte
Justin Fuselier
Joshua Phillips
Karen A Austin
Franz Koch
Kirstin Seaver
Paul Bergman

Betty Pacheco
Mical Salmonson
Titus Polichnia
Steve Olson
David Macario
Tapaswy Muppaneni
Alejandro Vargas
Gershon Bialer
Shane Anderson
Stephen William WALLS
Travis Sherman
XAOS Finance
Robert McCollough
Donna King
Rajat Srivastava
Dylan Plummer
Tanner Karos
Malavika Tampi
Gordon And Irene Calvert Family...
Myron B Goertzen
Amy Crawford
Peter Allen Behrens
Theis Miezenbeek
Dennis Lundy
Gijs Boers
Benny Thompson
Koen Van Seijen
Amanda Cundiff
John Warmerdam
Dylan Cain
Leah Richardson
Santiago Halty
Steven H Hoskins
Angela Hively
Debbie Pryse
Marshall Berg
Alisa Gravitz
Chris Ratcliff
Jonathan Taylor
Eric Gratta
Craig Floyd
Jordan J
Jamie Lamonde
Matthew Rostermundt
Pamela Rockwell
Derrick Butler
Paulo Jorge Ribeiro Lemos...
Edward Kelly Medlock
Dane Brown
Cristian Dan Pirnog
Shane Unruh
David Doll
Jeremy Buss
Bobby Wengronowitz
William R Rueth III
David Fackler
Adam Messinger
Vadim Ovchinnikov
Thomas Eisenhauer
Benjamin Hughey
Lorrie Harper
Sachin Arakeri
Kevin Glenn Wika
William Palmisano
Ryan J Hanna
Andre Nel
Benjamin Balskus
Martha Chancellor
Maciej Rumprecht
Jess Herbold
Tomáš Borkovec
Michael Grabham
Katherine Marsh
Griffen Naif
Lennart Prinz
Gary Simmons
Jason Stoll

Ted LeBow
Dolores Terry
Scott Hinkle
Jacob Lehman
Hatem Rowaihy
Sean Winner
Nick Zhang
Weston Wadel
Lucas Brace
Saul Costa
Alexander Prokop
Rodney A Rulon
Heath Tanner
Sam Behrens
Mary Retallack
Jesse Scarburgh
Darren Peters
Thomas Bashor
Martina Diehn
Sarah Braman
Robert Alexander
Michael Kramer
Katie Lohman
Zack Simmons
Alexander Chamanmáh
Avis Kalfsbeek
Chantale Shum
Gowrie Dairy
Laurenz Von Glahn
Zach Mader
Aaron Yoder
Robert A Jackman
Jake Rosenthal
Ian Moss
Brian R
Andrea Hooley
Emily Spaar
John Duke
Mark Martens
Julia West
Scott McElveen
Patrick Pavelski
Joanna Moore
Jim Klousia
Duarte Nicolau
Aaron Bendix-Balgley
Tim Hoffman
Theanna Maus
Marcell Rekasi
Kevin Joseph
Ahamed Mustafa
Julie L Maurer
Brad Wedge
Joris Strypens
David Mott
Elizabeth M Croll
Josh Leutscher
Justin Bagley
Sayali Vaidya
Hannah Billingsley
Christopher Brown
Paul Lovejoy
Johnny Mann
David Botsford
Peter C. Ekstrand
Willie J Tucker
Adam Levinson
Frank Little
Ken Rudominer
Jack E Garner
Michael Amoroso
Mark H Clevidence
Allen Philo
Michael R Werling
Green Cover Keith Berns
Nikki Meyer
Kelley Hughlett

Mark Perlmutter
Herman Venter
Ricardo Maciel Reis
Kim David Kwiatek
Patty Boris
Daniel Ginter
Jeffrie Keith Shipley
Richard S Arena
Armando Vivanco
Michael Coghill
Zackary Jones
Jairzino Tromp
Jason Carter
Neil Zahradka
Genoveffa Vitale
Princesa Marquez
Nicolas Pinel
Zuzanna Zofia Zielinska
Devan Yarmer
Urs Mauk
Rasmus Straarup
Kenlyn Zimmerman
Andrew Menesick
Paul Victor Angelini
Terry Young
John Pierce
Tim Sommer
Jorg Janke
Marcus Roddy
Sally Knox
Kalle Grandell
Tim Zweibohmer
Rachel Lohof Larsen
Lutger Blijdestijn
Paul Silverman
Jabari Lee
Shawn Jones
Daniel Kaiser
Bruce Cohen
Kyle Montgomery
Michael Zueger
Alan Claassen
Mark D Cohen
Declan Banfield
Drew Carlson
Mary Leonard
Nathaniel Jackson
J D
Sean Bettles
Stokes Young
Brian Kiger
Gary Lehman
Betty Mills
Brian Boe
Alex Furst
General Manager
Sue FitzGerald
Ann Baker
Jonathan Tedford
Peadar Whyte
Olin Erickson
Jared Bennett
Paula Gagnon
James Gray III
Eugene Mc Elroy
Elizabeth Conley
Michael Peters
Sundeep Singh Ahuja
Kenneth Graham
Patti Armbrister
Will Kelly
Shankar Venkataraman
Timo Kipp
Karen W. Butler
John Schechinger
Saara Muscat
Terry Parry

Chirag Patel
Andrew Truman Kim
Ash Kumra
Jay Long
Juan Heredia
Rohan Bollareddi
G Treece
Dale K. Shipman
Felix Vayssieres
Ross Dillon
Larry K SIDERS
Walter Tucker
Ian Hunter
Cameron McMahon
Maria DeLeo
Larry Dompierre
Elmar Eberhardt
Gregory Merryfield
Alicia Mickes
Christian Summons
Kyle Roe
Aries Haygood
Paul Windolf
Iain Carlyle Cooke
Phillip Herbold
Mitch Hawes
Tim Parton
Tim Hammerich
Tim Greiner
Gian Nelson
Tim Williams
Peter Miller
Nigel Kleinschmidt
Whitaker Farms
Jeffrey Kalinowski
Zach Smith
Aron Merchen
Hanyuan Jiang
Chris Holmer
Tara Brennan Van Loo
Geoff Wells
Randall Hills
Isaac Diaz
David Walker
Venkata Alapati
Natalie A Henderson
Charlie Dubbe
David A Silva
W&M L
Clint Frerichs
Lawrence Hewing
Rydetu Qaz
William Hyde
Antoine Girona
Gina H
Dared Benedict
Janet Koester
Hoa Phan
Andrew Tong
David Hodges
Brock Wagehoft
Claes Nordfeldt
Pieter Van Soest
Richard Van Aardt
Robert Haenel
Reto Wey
Mick Hall
Enrique Neves Martin
Georgia L Rogers
Timothy Andrew Sample
Paige Tench
Michal Bachraty
Allen LeMay
Clayton Wassilak
Darrin Unruh
Jason Megill
Roger Williams

Jeffrey Kleypas	Peter Stromberg	Joni Kindwall-Moore	Derek Philip	Brian Dougherty	The Alaska Farmer
Paul Currier	Tamar Libicki	Ida VanDamme	Clinton Hooker	Cary Yates	Jacob Landis
Adam Noah	Sally Negroni	Jamie Hurt	Lydia Lazar	Don Smith	Daniel Brown
Judith Gibbens	Scott Bradshaw	Anna Karolina Madalinska	Pablo Lage Blanco	Paul Ramsden	Erin Crampton
Duncan McDavid	Lizelle Potgieter	Sean McWay	Lauren Lovejoy	Anthony Bontrager	Jesse Felton
Shelley Katz	Paul Ruger	Ella McAlister	Peter Robert Boerma	La Ron Beemer	Juan Navarro
Frans Plugge	Sarah Day Levesque	Mark Geltch	Patrick Cinquegrani	Patrick O'connor	Robin KELSON
John Ela	Sarah Johnston	Keith Burau	Curtis Jago	Kristian Berntsson	Steve Tucker
Erik Wolfe	Kevin Royer	John Myers	David Miller	Brian Stephensonn	Caitlyn Daffey
David K Dryden	Laurie Carusone	Stephen Kassel	Robin Richardson	Patricia Wallace	Sheila Gladue
Lance Romney	Robert Kohler	Sofia Churkin	Eric Girdler	Philippe van den Bossche	John Kempf
Daniel Gallancy	Steven Bierlink				

Thank You!

From the Advancing Eco Agriculture (AEA) Team



John Kempf

Founder and Chief Vision Officer

John is a leading crop health consultant and designer of innovative soil and plant management systems. John is the founder of Advancing Eco...



Eric Girdler

Chief Executive Officer

Eric joined AEA in 2016 after 20 years of operations management and experience in supply chain management,...



Paul Bergman

Executive Chairman

Paul leads business and organization development at AEA since 2018, with two decades in the ag/food space....



Jason Hobson

President

Jason joined AEA in 2011 and brings strong data analysis, management, and farming expertise to the organization....



Mike Gedeon

Chief Financial Officer

Mike has 25 years of experience leading finance teams in companies ranging from $20 million to $1 billion in annual...



Elisabeth Matthews

Chief Sales and Marketing Officer

Lissy is an experienced sales and marketing professional with a background in organic agriculture, specialty food and...



Laura Kavanaugh

Chief Science Officer

Laura is a Bioinformatics Software Engineer / Scientist with a diverse background. She's had success at...



Aaron Jimenez

Chief Information Officer

Aaron is a tech whiz and serves as the IT backbone for the entire company, joining AEA in 2014. He holds a BS in Business...



Philippe Van Den Bossche

Chairman of the Board

Philippe is Managing Partner of Zeno Capital Partners, CEO of Rein Morgen Holdings, Chairman of the Board of...

Details

The Board of Directors

Director	Occupation	Joined
Paul Bergman	Executive Chairman @ Advancing Eco Agriculture, Inc.	2018
Philippe van den Bossche	Chairman of the Board @ Zeno Capital Partners	2012
John Kempf	Founder and Chief Vision Officer @ Advancing Eco Agriculture, Inc.	2011

Officers

Officer	Title	Joined
Paul Bergman	Executive Chairman	2018
Eric Girdler	Chief Executive Officer	2016
Michael Gedeon	Chief Financial Officer	2022
Jason Hobson	President	2011
John Kempf	Founder and Chief Vision Officer	2011
Elisabeth Matthews	Chief Sales and Marketing Officer	2023
Aaron Jimenez	Chief Information Officer	2014

Voting Power ❓

Holder	Securities Held	Voting Power
John Kempf	133,334 Common Stock	66.7%

Past Equity Fundraises

Date	Amount	Security	Exemption
01/2022	$3,300,000	Common Stock	Regulation D, Rule 506(b)
10/2023	$199,841	Preferred Stock	Regulation D, Rule 506(c)
10/2023	$299,761	Preferred Stock	Regulation D, Rule 506(c)
10/2023	$199,841	Preferred Stock	Regulation D, Rule 506(c)
11/2023	$49,876	Preferred Stock	Regulation D, Rule 506(c)
12/2023	$69,876	Preferred Stock	Regulation D, Rule 506(c)
12/2023	$90,148	Preferred Stock	Regulation D, Rule 506(c)
01/2024	$10,000	Preferred Stock	Regulation D, Rule 506(c)
02/2024	$199,841	Preferred Stock	Regulation D, Rule 506(c)
03/2024	$49,876	Preferred Stock	Regulation D, Rule 506(c)
04/2024	$1,014,668		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
HYG Financial ❓	11/19/2019	$11,175	$7,957 ❓	5.5%	10/25/2024	Yes
Ally ❓	03/06/2021	$36,562	$12,066 ❓	7.79%	03/05/2026	Yes
Hometown Bank ❓	03/04/2022	$35,000	$12,082 ❓	3.5%	03/03/2025	Yes
Peoples Bank ❓	10/20/2022	$2,000,000	$1,946,820 ❓	7.25%	11/01/2024	Yes
Peoples Bank ❓	10/20/2022	$1,337,065	$1,236,782 ❓	9.75%	09/01/2034	Yes
Peoples Bank ❓	10/20/2022	$2,000,000	$1,904,762 ❓	7.75%	11/01/2030	Yes
Ford Credit ❓	04/13/2023	$50,391	$40,480 ❓	3.9%	04/12/2028	Yes
Ford Credit ❓	04/13/2023	$47,742	$38,500 ❓	3.9%	04/12/2028	Yes
Rein Morgen Holdings, LLC ❓	01/16/2024	$265,063	$265,063 ❓	10.0%	06/28/2024	Yes
Tree Trunk Light LLC ❓	01/16/2024	$250,062	$250,063 ❓	10.0%	06/28/2024	Yes
Tree Trunk Light LLC ❓	03/14/2024	$149,965	$149,965 ❓	10.0%	09/16/2024	Yes
Tree Trunk Light LLC ❓	03/22/2024	$45,495	$45,495 ❓	10.0%	09/23/2024	Yes
Tree Trunk Light LLC ❓	03/28/2024	$99,882	$99,882 ❓	10.0%	09/29/2024	Yes

Related Party Transactions

Company leases its Middlefield, Ohio facility for $5,320 per month from a real estate entity that has some shared ownership. AEA Enterprises, LLC is owned collectively by the majority AEA shareholder and one minority AEA shareholder.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	200,000	200,000	Yes
Series A-1 Preferred Stock	60,000	12,947	No

Series A-1 Preferred Stock	80,000	12,947	No

Warrants: 6,099
Options: 0

Form C Risks:

Our future success depends on the efforts of a small management team, our founder, officers and directors. The loss of services of our founder, officers, directors or other members of our management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We need to ensure high quality products and services to our farmer customers as we grow, scaling the business, its operations and organization accordingly.

Weather can impact farmers in negative (and positive) ways. Weather that negatively impacts our farmer customers can negatively impact our business.

Macroeconomic conditions such as depressed prices for agriculture produce and commodities, higher interest rates and higher inflation can impact our farmer customers, which can negatively impact our business.

Competition exists to varying degrees from legacy agriculture input manufacturers and retailers, as well as new players that may enter the plant nutrition or regenerative agriculture services market over time.

The current farmer financing environment largely favors conventional farming practices, making it harder for farmers to obtain financing and crop insurance for employing regenerative agriculture practices, which can impact our ability to onboard and maintain farmer customers.

Future fundraising may affect the rights of investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company. The terms of future offerings of securities may be more advantageous to new investors than to investors in this offering, diluting their interest in the Company.

We may conduct a concurrent offering on different terms and provide different information.
The Company may raise funds under a separate concurrent offering of securities. Investors in that offering may be provided with different or additional information which, if provided to investors in this offering, would cause them to make a different investment decision. The terms of any such offering may be more advantageous than the terms of this offering.

Not all investors have the same rights.
Pursuant to the subscription agreement between the Company and the SPV, Major Investors (investors investing at least $100,000) are granted rights that other investors do not have. These include the right to participate, on a pro rata basis, in new issuances of securities, and the right to be provided with financial information even when such information is not required to be filed with the SEC.

Our financial results may be cyclical.
Investors should be aware that the Company's results in any period may not be comparable due to the fact that the Company disproportionately recognizes revenues in the North American Spring to Fall seasons.

Lower profitability in 2023 led to negative working capital at December 31, 2023 and non-compliance with the consolidated debt service covenant that supports its bank's revolving line of credit and equipment term loan. As a result, the Company was not able to draw financing on its $1,500,000 leasehold improvement demand line with the bank. This non-compliance gives the bank the option to demand payment on its outstanding debt and to no longer provide working capital for future operations. Furthermore, the Company is significantly reliant on a limited number of customers and vendors, and may also not be able to grow revenues greater than its increases in expenses. This scenario creates going concern risks for the Company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Advancing Eco Agriculture, Inc.

Delaware Corporation
Organized October 2008
70 employees
4551 Parks West Road
Middlefield OH 44062 https://www.advancingecoag.com/

Business Description

Refer to the Advancing Eco Agriculture (AEA) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Advancing Eco Agriculture (AEA) is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄